                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                                 AMENDMENT NO. 3

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       KINDER MORGAN ENERGY PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)


                DELAWARE                                 76-0380342

(State of incorporation or organization)    (I.R.S. Employer Identification No.)

         ONE ALLEN CENTER, SUITE 1000
         500 DALLAS STREET
         HOUSTON, TEXAS                                     77002
         (Address of principal executive offices)         (Zip Code)

         Securities to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED                 EACH CLASS IS TO BE REGISTERED

         Common Units Representing              New York Stock Exchange
         Limited Partner Interests

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [x]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

         Securities Act registration statement file number to which this form relates: (if applicable)

         Securities to be registered pursuant to Section 12(g) of the Act: None

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Items 1 and 2 of the Registration Statement on Form 8-A of the registrant, Kinder Morgan Energy Partners, L.P., relating to its common units representing limited partner interests, as previously amended by amendments numbers 1 and 2 thereto, are hereby amended to read in their entirety as follows:

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     This registration statement of Kinder Morgan Energy Partners, L.P. registers our common units representing limited partner interests, which we refer to as our common units. We have other classes of limited partners interests, called Class B units and i-units.

     The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units in and to partnership distributions, please read "Distribution Policy." For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."


THE PARTNERSHIP AGREEMENT


     The following, including the information under "Distribution Policy," is a summary of the material provisions of our partnership agreement. Our partnership agreement is included as an exhibit to this document. The following discussion is qualified in its entirety by reference to our partnership agreement. You should refer to the provisions of our partnership agreement because they, and not this summary, will govern the rights of holders of common units.

     ORGANIZATION

     We were organized on June 19, 1992. Unless liquidated or dissolved at an earlier time, under the terms of our partnership agreement, we will dissolve on December 31, 2082.

     PURPOSE

     Our purpose under the partnership agreement is serving as the limited partner in our operating partnerships and conducting any other business that may be lawfully conducted by a Delaware limited partnership.

     POWER OF ATTORNEY

     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if a liquidator has been appointed, the liquidator, a power of attorney to, among other things:

     o execute and file documents required for our qualification, continuance or dissolution; and

     o amend, and to make consents and waivers under, our partnership agreement.

     MANAGEMENT AND OPERATION OF OUR BUSINESS

     Except as described below, our general partner will conduct, direct and manage our activities and all management powers over our business and affairs are exclusively vested in our general partner. No limited partner or assignee has any management power over our business and affairs. Under a delegation of control agreement, Kinder Morgan G.P., Inc., our general partner, has delegated to Kinder Morgan Management, LLC, to the fullest extent permitted under Delaware law and our partnership agreement, all of our general partner's power and authority to manage and control our business and affairs, except for specified actions that require the approval of our general partner. Therefore in this document, actions that our partnership agreement describes as being taken by our general partner generally will be taken by Kinder Morgan Management, LLC, as the delegate of the general partner, subject to the approval of the general partner of the actions specified in the delegation of control agreement. This delegation of control does not relieve our general partner of its responsibilities or obligations to us or our limited partners. Our general partner is the sole record holder of the voting shares of Kinder Morgan Management, LLC.

     CAPITAL CONTRIBUTIONS

     Unitholders are not obligated to make additional capital contributions, except as described below under "--Limited Liability."

     LIMITED LIABILITY

     Assuming that a limited partner does not participate in the control of our business, within the meaning of the Delaware Revised Uniform Limited Partnership Act, and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Revised Uniform Limited Partnership Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any of our undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by our limited partners as a group:

     o    to remove or replace our general partner,

     o    to approve some amendments to our partnership agreement, or

     o    to take other action pursuant to our partnership agreement,

constituted participation in the control of our business for the purposes of the Delaware Revised Uniform Limited Partnership Act, then our limited partners could be held personally liable for our obligations under the laws of the State of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Revised Uniform Limited Partnership Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner.

     Under the Delaware Revised Uniform Limited Partnership Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Revised Uniform Limited Partnership Act provides that the fair value of property subject to a liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Revised Uniform Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Revised Uniform Limited Partnership Act shall be liable to the limited partnership for the amount of that distribution for three years from the date of the distribution. Under the Delaware Revised Uniform Limited Partnership Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

     We are organized under the laws of Delaware and our operating partnerships and subsidiaries currently conduct business in a number of states. Maintenance of our limited liability as a limited partner of the operating partnerships may require compliance with legal requirements in the jurisdictions in which the operating partnerships conduct business, including qualifying our operating partnerships and subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership may vary or have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in our operating partnerships or otherwise, conducting business in any state without complying with the applicable limited partnership, limited liability company or corporate statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action pursuant to our partnership agreement constituted participation in the control of our business for the purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner as our general partner deems reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

     ISSUANCE OF ADDITIONAL SECURITIES

     Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of the general partner, have special voting rights to which the common units are not entitled.

     Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase from us common units or other partnership securities whenever, and on the same terms that, we issue those units or other securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

     AMENDMENT OF THE PARTNERSHIP AGREEMENT

         GENERAL. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve such amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Proposed amendments, other than those described below, must be approved by holders of at least 66 2/3% of the outstanding units. However, if the effect of an amendment would have a material adverse effect on the rights or preferences of any class of outstanding units in relation to any other class of outstanding units, the approval of 66 2/3% of the outstanding units of the class affected is required to adopt the amendment. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

         PROHIBITED AMENDMENTS.  No amendment may be made that would:

     o    enlarge the obligations of any limited partner, without its consent;

     o enlarge the obligations of our general partner, without its consent, which may be given or withheld in its sole discretion;

     o restrict in any way any action by or rights of our general partner as set forth in our partnership agreement;

     o modify the amounts distributable, reimbursable or otherwise payable by us to our general partner;

     o    change the term of the partnership;

     o change the provision that our partnership is dissolved upon an election to dissolve our partnership by the general partner that is approved by the holders of a majority of the outstanding units; or

     o give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of a majority of the outstanding units.

     The provision of the partnership agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 95% of the outstanding units voting as a single class.

         NO UNITHOLDER APPROVAL. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

     o a change in our name, the location of our principal place of business, our registered agent or our registered office;

     o the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

     o a change that, in our general partner's sole discretion, is reasonable and necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which our limited partners have limited liability under the laws of any state or that is necessary or advisable in our general partner's opinion to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

     o an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

     o an amendment that in our general partner's sole discretion is necessary or appropriate in connection with the authorization for issuance of any class or series of securities;

     o any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

     o an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of our partnership agreement; and

     o    any other amendments substantially similar to the foregoing.

     In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments:

     o in the sole discretion of the general partner, do not adversely affect our limited partners in any material respect;

     o would not have a material adverse effect on any outstanding class of units in relation to any other outstanding class of units;

     o are necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

     o are necessary or desirable to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading, compliance with any of which our general partner determines in its sole discretion to be in our best interest and the best interest of our limited partners; or

     o are required to effect the intent of, or are contemplated by, our partnership agreement.

         OPINION OF COUNSEL AND UNITHOLDER APPROVAL. We will not be required to obtain an opinion of counsel described in the next sentence if one of the amendments described under "--No Unitholder Approval" should occur. No other amendments to our partnership agreement will become effective without the approval of at least 95% of the outstanding units unless we obtain an opinion of counsel to the effect that the amendment:

     o will not cause us or our operating partnerships to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and

     o will not affect the limited liability under applicable law of any of our limited partners or the limited partner of our operating partnerships.

     MERGER, SALE OR DISPOSITION OF ASSETS

     Our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of the outstanding units, from causing us to, among other things, merge or consolidate with another entity, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our initial operating partnership. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure of or other realization upon those encumbrances without that approval.

     The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

     In general, our general partner may not take any action, or refuse to take any reasonable action, the effect of which would cause us to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, unless approved by the affirmative vote of at least a majority of each class of outstanding units, excluding common units owned by our general partner and its affiliates.

     TERMINATION AND DISSOLUTION

     We will continue as a limited partnership until we dissolve on December 31, 2082, unless sooner terminated under our partnership agreement. We also will dissolve upon:

     o our general partner's election to dissolve us, if approved by a majority of the outstanding units;

     o the sale of all or substantially all of our assets and properties and those of our operating partnerships;

     o    the entry of a decree of judicial dissolution of us; or

     o the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or by reason of a withdrawal or removal of the general partner following approval and admission of a successor.

     Upon a dissolution under the last bullet above, the holders of a majority of the outstanding units may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as a general partner an entity approved by the holders of a majority of the outstanding units, subject to our receipt of an opinion of counsel to the effect that:

     o the action will not result in the loss of limited liability of any limited partner, and

     o neither us, the reconstituted limited partnership, nor our operating partnerships would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

     LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash upon Liquidation." The liquidator may defer liquidation of our assets, except those necessary to satisfy creditors, for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale would be impractical or would cause undue loss to our partners.

     WITHDRAWAL OR REMOVAL OF OUR GENERAL PARTNER

     Except as described below, our general partner has agreed not to voluntarily withdraw as our general partner prior to January 1, 2003 without obtaining the approval of the holders of:

     o a majority of our outstanding units, excluding common and Class B units held by the general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management, LLC shares owned by our general partner and its affiliates; and

     o a majority of our outstanding i-units voting as a separate class, excluding the number of i-units corresponding to the number of any Kinder Morgan Management, LLC shares owned by our general partner and its affiliates.

     All of the i-units are held by Kinder Morgan Management, LLC.

     In such a withdrawal, our general partner must also furnish us with an opinion of counsel that the withdrawal, following selection of a successor general partner, will not cause us or our operating partnerships to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes or result in the loss of the limited liability of any limited partner.

     Notwithstanding the information above, our general partner may voluntarily withdraw prior to January 1, 2003 without unitholder approval by giving at least 90 days' advance notice of its intention to withdraw to our limited partners if at least 50% of the aggregate number of outstanding units, other than i-units, and shares of Kinder Morgan Management, LLC on a combined basis, are held or controlled by one person and its affiliates other than our general partner and its affiliates. On or after January 1, 2003, our general partner may voluntarily withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a breach of our partnership agreement.

     Upon the withdrawal of our general partner under any circumstance, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding units, excluding common units and Class B units owned by our general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management, LLC shares owned by our general partner and its affiliates, may select a successor to that withdrawing general partner. If, prior to the effective date of our general partner's withdrawal, a successor is not elected or we do not receive an opinion of counsel regarding limited liability and tax matters, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of outstanding units agree in writing to continue our business and appoint a successor general partner. Please read "--Termination and Dissolution."

     Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, excluding common units and Class B units owned by our general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management, LLC shares owned by our general partner and its affiliates. Any removal of our general partner is also subject to the approval of a successor general partner by the same vote and our receipt of an opinion of counsel regarding limited liability and tax matters.

     In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of that interest. In this context, cause means a situation where a court has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for the same amount. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner. Or, if no expert can be agreed upon, an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

     If the option described above is not exercised by either the departing general partner or the successor general partner, as applicable, the departing general partner's general partnership interest will automatically convert into common units equal to the fair market value of that interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

     In addition, we will be required to reimburse the departing general partner for all amounts due to the departing general partner, including all employee related liabilities, including severance liabilities, incurred in connection with the termination of the employees employed by the departing general partner for our benefit.

     TRANSFER OF GENERAL PARTNER INTERESTS

     Except for a transfer by our general partner of all, but not less than all, of its general partner interest to:

     o    an affiliate of the general partner; or

     o another entity as part of the merger, consolidation or other combination of the general partner into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, the general partner may not transfer all or any part of its general partner interest to another person without the approval of the transfer and admission of the transferee as general partner by the holders of:

     o a majority of our outstanding units, excluding common and Class B units held by the general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management, LLC shares owned by our general partner and its affiliates; and

     o a majority of our outstanding i-units voting as a separate class, excluding the number of i-units corresponding to the number of any Kinder Morgan Management, LLC shares owned by our general partner and its affiliates.

     As a condition of any transfer of the general partner interest, the transferee must, among other things, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

     At any time, the owner of our general partner may sell or transfer its ownership interest in the general partner without the approval of the unitholders.

     CHANGE OF MANAGEMENT PROVISIONS

     Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Kinder Morgan G.P., Inc. as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of aggregate number of common units and Kinder Morgan Management, LLC shares on a combined basis, those common units and/or the number of i-units corresponding to those Kinder Morgan Management, LLC shares shall not have voting rights.

     LIMITED CALL RIGHT

     If at any time not more than 20% of the aggregate number of the then-issued and outstanding common units and Kinder Morgan Management, LLC shares are held by persons other than our general partner and its affiliates, the general partner will have the right, which it may assign and transfer to any of its affiliates or to us, to purchase all, but not less than all, of the common units held by unaffiliated persons as of a purchase date to be selected by the general partner, on at least ten but not more than 60 days' notice, but only if Kinder Morgan, Inc. elects to purchase all, but not less than all, of the outstanding Kinder Morgan Management, LLC shares that are not held by Kinder Morgan, Inc. and its affiliates pursuant to the purchase provisions that are a part of the limited liability company agreement of Kinder Morgan Management, LLC. The purchase price in the event of this purchase shall be the greatest of:

     o the current market price for the common units as of the date five days prior to the mailing, or delivery to the transfer agent for mailing, of written notice of our general partner's election to purchase those common units;

     o the highest cash price paid by our general partner or any of its affiliates for any common units purchased within the 90 days preceding the date our general partner mails, or delivers to the transfer agent for mailing, notice of its election to purchase those common units;

     o the current market price for the Kinder Morgan Management, LLC shares as of the date five days prior to the mailing, or delivery to the transfer agent for mailing, of written notice of our general partner's election to purchase common units; and

     o the highest cash price paid by our general partner or any of its affiliates for any Kinder Morgan Management, LLC shares purchased, other than pursuant to the exchange provisions that are a part of the limited liability company agreement of Kinder Morgan Management, LLC, within the 90 days preceding the date our general partner mails, or delivers to the transfer agent for mailing, notice of its election to purchase common units.

     As used above, current market price as of any date means the average of the daily closing prices for the 20 consecutive trading days ending on such date. As a result of our general partner's right to purchase outstanding common units, a holder of common units may have his common units purchased at an undesirable time or price.

     SPLITS AND COMBINATIONS

     Our general partner may make a pro rata distribution of units or other partnership securities to all record holders or may effect a subdivision or combination of units or other partnership securities; provided, that after any such distribution, subdivision or combination, each partner must have the same percentage interest in us as before such distribution, subdivision or combination.

     COVENANTS

     Our partnership agreement provides that while any i-units are outstanding we will not:

     o make a distribution on a common unit other than in cash, in additional common units or a security that has in all material respects the same rights and privileges as the common units;

     o except in liquidation, make a distribution on an i-unit other than in additional i-units or a security that has in all material respects the same rights and privileges as the i-units;

     o allow an owner of common units to receive any consideration other than cash, common units or a security that has in all material respects the same rights and privileges as the common units, or allow an owner of i-units to receive any consideration other than i-units or a security that has in all material respects the same rights and privileges as the i-units in a:

          -- merger in which we are not the survivor, if our unitholders immediately prior to the transaction own more than 50% of the residual common equity securities of the survivor immediately after the transaction;

          -- merger in which we are the survivor, if our unitholders immediately prior to the transaction own more than 50% of our limited partner interests immediately after the transaction; or

          --   recapitalization, reorganization or similar transaction;

     o be a party to a merger in which we are not the survivor, sell substantially all of our assets to another person or enter into similar transactions if;

          -- the survivor of the merger or the other person is to be an affiliate of Kinder Morgan, Inc. after the transaction; and

          -- the transaction would be a mandatory purchase event under the purchase provisions that are part of the limited liability company agreement of Kinder Morgan Management, LLC;

     o    make a tender offer for common units unless the consideration:

          --   is exclusively cash; and

          -- together with any cash payable in respect of any tender offer by us for the common units concluded within the preceding 360 days and the aggregate amount of any cash distributions to all owners of common units made within the preceding 360 day period is less than 12% of the aggregate average market value of all classes of our units determined on the trading day immediately preceding the commencement of the tender offer;

         or

     o issue any of our i-units to any person other than Kinder Morgan Management, LLC.

     The mandatory purchase events under the Kinder Morgan Management, LLC limited liability company agreement mentioned above are:

     o aggregate distributions or other payments by us on our common units, including pursuant to an issuer tender offer by us, during a 360-day period exceeding 50% of the average market price of a common unit for the ten trading days ending on the trading day immediately prior to the beginning of that 360-day period;

     o an event resulting in Kinder Morgan, Inc. and its affiliates ceasing to be the beneficial owners of more than 50% of the total voting power of all shares of capital stock of our general partner, unless:

          -- a new person or entity that becomes the beneficial owner of more than 50% of that total voting power is organized under the laws of a state in the United States and has long term unsecured debt with an investment grade credit rating (as determined by Moody's and Standard & Poor's) immediately prior to the closing of the transaction; and

          -- that beneficial owner assumes all obligations of Kinder Morgan, Inc. to Kinder Morgan Management, LLC and to the owners of its shares;

     o we merge with another entity where we are not the surviving entity, or sell all or substantially all of our assets, unless in the transaction:

          -- the owners of our common units receive a security that has in all material respects the same rights and privileges as the common units;

          -- Kinder Morgan Management, LLC, as the holder of all our i-units, receives a security that has in all material respects the same rights and privileges as the i-units;

          -- an owner of our common units receives no consideration other than securities of the type described above and/or cash, and the amount of cash received per common unit does not exceed 33-1/3% of the average market price of a common unit for the ten-trading day period ending on the trading day immediately prior to the date of execution of the definitive agreement for the transactions; and

          -- no consideration is received by Kinder Morgan Management, LLC, as the owner of i-units, other than the securities referred to above.

     For purposes of the mandatory purchase provisions in the Kinder Morgan Management, LLC limited liability company agreement, Kinder Morgan, Inc. is deemed to include Kinder Morgan, Inc., its successors by merger, and any entity that succeeds to Kinder Morgan, Inc.'s obligations under those purchase provisions and other specified agreements in connection with an acquisition of all or substantially all of the assets of Kinder Morgan, Inc.

     Our partnership agreement also provides that when any cash is to be received by a common unitholder as a result of a consolidation or merger of us with or into another person, other than a consolidation or merger in which we are a survivor and which does not result in any reclassification, conversion, exchange or cancellation of outstanding common units, or as a result of the sale or other disposition to another person of all or substantially all of our assets, that payment will require us to issue additional i-units or fractions of i-units to Kinder Morgan Management, LLC except in liquidation. The distribution of additional i-units or fractions of i-units will be equal to the cash distribution on each common unit divided by the average market price of one of Kinder Morgan Management, LLC's shares determined for a consecutive ten day trading period ending immediately prior to the effective date of the transaction.

     MEETINGS; VOTING

     Except as described below regarding a person or group owning 20% or more of aggregate number of common units and Kinder Morgan Management, LLC shares on a combined basis, unitholders or assignees who are record holders of units on the record date set pursuant to our partnership agreement will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the units will not be voted, except that, in the case of units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast. The limited liability company agreement of Kinder Morgan Management, LLC provides that the i-units owned by Kinder Morgan Management, LLC will be voted by it in proportion to the affirmative and negative votes, abstentions and non-votes of the holders of its shares.

     Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of our limited partners or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting at which all the limited partners were present and voted.

Meetings of our limited partners may be called by our general partner or by limited partners owning at least 20% of the outstanding units of the class for which a meeting is proposed. Our limited partners may vote either in person or by proxy at meetings. Two-thirds, or a majority, if that is the vote required to take action at the meeting in question, of the outstanding units of the class for which a meeting has been called, represented in person or by proxy, will constitute a quorum, excluding outstanding units owned by the general partner and its affiliates if those units are to be excluded from the vote.

     Each record holder of a unit has a vote according to his percentage interest in us, although our general partner could issue additional limited partner interests having special voting rights. Please read "--Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of the aggregate number of common units and Kinder Morgan Management, LLC shares on a combined basis, that person or group will lose voting rights on all of its common units and the number of i-units corresponding to those Kinder Morgan Management, LLC shares and those i-units and common units will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account are to be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

     Any notice, demand, request, report or proxy materials required or permitted to be given or made to record holders of units under the terms of our partnership agreement will be deemed given when delivered to the record holder or when sent by first class mail by us or by the transfer agent.

     STATUS AS LIMITED PARTNER OR ASSIGNEE

     An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote common units owned by an assignee that has not become a substituted limited partner at the written direction of such assignee. Please read "--Meetings; Voting." Transferees that do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read "--Transfer of Common Units."

     NON-CITIZEN ASSIGNEES; REDEMPTION

     If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, provide for the cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish this information within 30 days after a request for the information, or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, we may redeem the units held by the limited partner or assignee at their current market price and the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

     INDEMNIFICATION

     Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

     o    our general partner;

     o    any departing general partner;

     o any person who is or was an affiliate of our general partner or any departing general partner;

     o any person who is or was an officer, director, employee, partner, agent or trustee of our general partner, any departing general partner or any affiliate of our general partner or any departing general partner;

     o or any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner as an officer, director, employee, partner, agent, or trustee of another person; or

     o Kinder Morgan Management, LLC and any person who is or was a manager, officer or director of Kinder Morgan Management, LLC.

     Any indemnification under these provisions will only be made out of our assets. The general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate this indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify such person against liabilities under the partnership agreement.

     CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     Our partnership agreement contains provisions that allow our general partner to take into account the interests of parties in addition to ours in resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and Kinder Morgan Energy Partners, L.P. or any partner, on the other, the general partner will resolve that conflict. A conflicts committee of the board of directors of the general partner will, at the request of the general partner, review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered to be fair and reasonable to us. Any resolution is considered to be fair and reasonable to us if that resolution is:

     o approved by the conflicts committee, although no party is obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

     o on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

     o fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

     In resolving a conflict, our general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

     o the relative interests of the parties involved in the conflict or affected by the action;

     o any customary or accepted industry practices or historical dealings with a particular person or entity; and

     o generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

     Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles the general partner to consider only the interests and factors that it desires and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that the general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which the general partner would otherwise be held.

     Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable," our general partner may consider interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner shall not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held.

     In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, the limited partners or assignees for errors of judgment or for any acts or omissions if the general partner and those other persons acted in good faith.

     BOOKS AND REPORTS

     Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

     Our partnership agreement requires our general partner to furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, our partnership agreement also requires our general partner to furnish or make available our unaudited financial statements within 90 days after the close of each calendar quarter.

     Our general partner will use all reasonable efforts to furnish each record holder of a unit with information reasonably required for federal and state income tax reporting purposes within 90 days after the close of each taxable year. This information is expected to be furnished in a summary form so that some complex calculations normally required of partners can be avoided. Our general partner's ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

     RIGHT TO INSPECT OUR BOOKS AND RECORDS

     Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

     o    a current list of the name and last known address of each partner;

     o    a copy of our tax returns;

     o information as to the amount of cash, and a description and statement of the agreed value of any other property or services contributed or to be contributed by each partner and the date on which each became a partner;

     o copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

     o information regarding the status of our business and financial condition; and

     o    any other information regarding our affairs as is just and reasonable.

     Our general partner may, and intends to, keep confidential from our limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

     REGISTRATION RIGHTS

     Pursuant to our partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any of our units or other partnership securities proposed to be sold by our general partner or its affiliates if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

     TRANSFER OF COMMON UNITS

     Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

     o becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

     o automatically requests admission as a substituted limited partner in our partnership;

     o agrees to comply with and be bound by the terms and conditions of, and executes, our partnership agreement;

     o represents and warrants that the transferee has the right, capacity, power and authority to enter into our partnership agreement;

     o grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

     o gives the consents and approvals and makes the waivers contained in our partnership agreement.

     An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the admission of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

     A transferee's broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

     Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

     o the right to assign the common unit to a purchaser or other transferee; and

     o the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

     Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

     o will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

     o may not receive some federal income tax information or reports furnished to record holders of common units.

     The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read "--Status as Limited Partner or Assignee."

     Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DISTRIBUTION POLICY

     REQUIREMENT TO DISTRIBUTE AVAILABLE CASH

     Within 45 days after the end of each quarter, we will distribute all of our available cash, as defined below, to unitholders of record on the applicable record date.

     DEFINITION OF AVAILABLE CASH

     Available cash generally means, for any calendar quarter, all cash received by us from all sources and reductions in reserves, less all of our cash disbursements and additions to reserves. Available cash will not include the amount paid in respect of the 0.5% special limited partner interest in SFPP, L.P., one of our subsidiaries, owned by the former general partner of SFPP, L.P., which amount will equal 0.5% of the total cash distributions made each quarter by SFPP, L.P. to its partners.

     ESTABLISHMENT OF RESERVES

     Decisions regarding amounts to be placed in or released from reserves have a direct impact on the amount of available cash for distribution. This is because increases and decreases in reserves are taken into account in computing available cash. Each quarter Kinder Morgan Management, LLC, as delegate of our general partner, Kinder Morgan G.P., Inc., may, in its reasonable discretion, determine the amounts to be placed in or released from reserves, subject to restrictions on the purposes of the reserves and to the approval of Kinder Morgan G.P., Inc.

     CASH AND I-UNIT DISTRIBUTIONS

     Typically, the general partner and owners of common units and Class B units will receive distributions in cash, while Kinder Morgan Management, LLC as the owner of i-units will receive distributions in additional i-units or fractions of i-units.

     For each outstanding i-unit, a fraction of an i-unit will be issued. The fraction will be calculated by dividing the amount of cash being distributed per common unit by the average market price of a Kinder Morgan Management, LLC share over the ten consecutive trading days preceding the date on which the shares begin to trade ex-dividend under the rules of the principal exchange on which the shares are listed. The cash equivalent of distributions of i-units will be treated as if it had actually been distributed for purposes of determining the distributions to our general partner and future distributions to partners. We will not distribute that cash, however, but will retain it and use it in our business.

     TWO DIFFERENT TYPES OF DISTRIBUTIONS

     Distributions to unitholders will be characterized either as distributions of cash from operations or as distributions of cash from interim capital transactions. This distinction affects the distributions to owners of common units, Class B units and i-units relative to the distributions to the general partner.

         CASH FROM OPERATIONS. Cash from operations generally refers to our cash balance on the date we commenced operations, plus all cash generated by the operation of our business, after deducting related cash expenditures, net additions to or reductions in reserves, debt service and various other items.

         CASH FROM INTERIM CAPITAL TRANSACTIONS. Cash from interim capital transactions will generally result only from distributions that are funded from borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business.

         RULE FOR CHARACTERIZING DISTRIBUTIONS. All available cash distributed by us from any source will be treated as distributions of cash from operations until the sum of all available cash distributed equals the cumulative amount of cash from operations actually generated from the date we commenced operations through the end of the calendar quarter prior to that distribution. Any distribution of available cash which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations, will be considered a distribution of cash from interim capital transactions until the initial common unit price is fully recovered as described under "--Allocation of Distributions from Interim Capital Transactions." For purposes of calculating the sum of all distributions of available cash, the total equivalent cash amount of all distributions of i-units to Kinder Morgan Management, LLC as the holder of all i-units will be treated as distributions of available cash, even though the distributions to Kinder Morgan Management, LLC are made in additional i-units rather than cash. We will retain this cash and use it in our business.

     GENERAL PROCEDURES FOR QUARTERLY DISTRIBUTIONS

     The following illustrates the implementation of the provisions described above. For each quarter, Kinder Morgan Management, LLC, as the delegate of our general partner, will use the following procedures to determine distributions to our limited partners and Kinder Morgan G.P., Inc., our general partner:

     o first, Kinder Morgan Management, LLC will determine the amount of cash receipts less cash disbursements during the quarter;

     o second, Kinder Morgan Management, LLC, subject to the approval of our general partner, will establish the net change in the reserves that will be retained from or added to this cash. The unreserved and remaining balance of cash will be the amount of available cash to be distributed;

     o third, Kinder Morgan Management, LLC will determine whether the distribution will be characterized as cash from operations or cash from interim capital transactions;

     o fourth, Kinder Morgan Management, LLC will calculate how this available cash will be divided and distributed among our partners. If the available cash is characterized as cash from operations, Kinder Morgan Management, LLC will apply the amount of available cash to the various percentage distribution levels described below in "--Allocation of Distributions from Operations." If the available cash is characterized as cash from interim capital transactions, then distributions will be made according to the percentages described under "--Allocation of Distributions from Interim Capital Transactions" below. As a result of this process, Kinder Morgan Management, LLC will determine the amounts of cash to be distributed to our general partner and holders of the common units and Class B units. Kinder Morgan Management, LLC will also determine the total cash equivalent amount that will be used to calculate the number of additional i-units to be distributed to Kinder Morgan Management, LLC;

     o fifth, Kinder Morgan Management, LLC will divide its total cash equivalent amount by the average market price of one of its shares for the ten consecutive trading days prior to the date on which the shares begin to trade ex-dividend to determine the number of additional i-units that will be distributed to it; and

     o sixth, Kinder Morgan Management, LLC will cause us to make the cash distributions to the general partner and holders of common units and Class B units and to distribute to Kinder Morgan Management, LLC the additional i-units.

     ALLOCATION OF DISTRIBUTIONS. The discussion below indicates the percentages of distributions required to be made to our limited partners and general partner. All distributions to the general partner and owners of common units and Class B units will be made in cash.

     Except in liquidation, distributions to Kinder Morgan Management, LLC as the owner of all i-units will be made in additional i-units or fractions of i-units. These distributions of additional i-units will be treated as if their cash equivalent amount had actually been distributed for purposes of determining the distributions to be made to our general partner and future distributions to partners.

     ALLOCATION OF DISTRIBUTIONS FROM OPERATIONS. We will make the following distributions of cash from operations for each quarter:

     o first, 98% to the owners of all classes of units, pro rata, and 2% to the general partner, until the owners of all classes of units have received a total of $0.15125 per unit in cash or equivalent i-units for that quarter;

     o second, 85% of any available cash then remaining to the owners of all classes of units, pro rata, and 15% to the general partner, until the owners of all classes of units have received a total of $0.17875 per unit in cash or equivalent i-units for that quarter;

     o third, 75% of any available cash then remaining to the owners of all classes of units, pro rata, and 25% to the general partner, until the owners of all classes of units have received a total of $0.23375 per unit in cash or equivalent i-units for that quarter; and

     o fourth, 50% of any available cash then remaining to the owners of all classes of units pro rata, to owners of common units and Class B units in cash and to Kinder Morgan Management, LLC in equivalent i-units, and 50% to the general partner in cash.

     ALLOCATION OF DISTRIBUTIONS FROM INTERIM CAPITAL TRANSACTIONS. Any distribution by us of available cash that constitutes cash from interim capital transactions will be distributed:

     o 98% to all owners of common units and Class B units pro rata in cash and to the holders of i-units in equivalent i-units; and

     o 2% to the general partner, until we have distributed cash from this source in respect of a common unit outstanding since our original public offering in an aggregate amount per unit equal to the initial common unit price of $5.75, as adjusted for splits.

     As cash from interim capital transactions is distributed, it is treated as if it were a repayment of the initial public offering price of the common units. To reflect that repayment, the first three distribution levels of cash from operations will be adjusted downward proportionately by multiplying each distribution level amount by a fraction, the numerator of which is the unrecovered initial common unit price immediately after giving effect to that distribution and the denominator of which is the unrecovered initial common unit price immediately prior to giving effect to that distribution. For example, assuming the unrecovered initial common unit price is $5.75 per common unit and if cash from the first interim capital transaction of $2.375 per unit is distributed to owners of common units, then the amount of the first three distribution levels would each be reduced to 50% of its then current level. The unrecovered initial common unit price generally is the amount by which the initial common unit price exceeds the aggregate distribution of cash from interim capital transactions per common unit.

     When the initial common unit price is fully recovered, then each of the first three distribution levels will have been reduced to zero. Thereafter all distributions of available cash from all sources will be treated as if they were cash from operations and available cash will be distributed 50% to all classes of units pro rata with the distribution to i-units being made instead in the form of i-units and 50% to the general partner.

     ADJUSTMENT OF TARGET DISTRIBUTION LEVELS

     The first three distribution levels of cash from operations will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of units, whether effected by a distribution payable in any type of units or otherwise, but not by reason of the issuance of additional i-units in lieu of distributions of available cash from operations or interim capital transactions or the issuance of additional common units, Class B units or i-units for cash or property. For example, in connection with our two-for-one split of the units on August 31, 2001, each of the first three distribution levels was reduced to 50% of its previous level.

     The first three distribution levels may also be adjusted if legislation is enacted which causes us to become taxable as a corporation or otherwise subjects us to taxation as an entity for federal income tax purposes. In that event, each of the first three distribution levels for each quarter thereafter would be reduced to an amount equal to

     o    the product of that distribution level,

     o    multiplied by a number which is equal to one minus the sum of:

          -- the highest effective federal income tax rate to which we are subject as an entity; plus

          -- any increase that results from that legislation in the effective overall state and local income tax rate to which we are subject as an entity, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes.

     For example, assuming we were not previously subject to state and local income tax, if we were to become taxable as an entity for federal income tax purposes and we became subject to a highest effective federal, and effective state and local, income tax rate of 38% then each of the distribution levels would be reduced to 62% of the amount immediately prior to that adjustment.

     DISTRIBUTIONS IN LIQUIDATION

     Upon our dissolution, unless we are reconstituted and continued, our general partner or an authorized liquidator will liquidate our assets and apply the proceeds of the liquidation as follows:

     o first, towards the payment of all our creditors and the creation of a reserve for contingent liabilities; and

     o then, to all partners in accordance with the positive balances in their respective capital accounts.

     Under some circumstances and subject to various limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute undivided interests in our assets if the liquidator determines that an immediate sale would be impractical or would cause undue loss to the partners.

     Upon our liquidation, it is intended that, to the extent available, Kinder Morgan Management, LLC, as the owner of all i-units, will receive allocations of income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit and a Class B unit.

     Thus, in liquidation, any gain generally will be allocated to the general partner and the owners of common units, Class B units and i-units:

          o first, to the owners of i-units until the capital account of each i-unit equals the capital account of each common unit and Class B unit or, if the capital account of an i-unit is greater than the capital account of a common unit, to the owners of common units and Class B units until the capital account of each common unit and class B unit equals the capital account of each i-unit; and

          o thereafter, between the owners of common units, Class B units and i-units, as limited partners, and Kinder Morgan G.P., Inc., as the general partner, in a manner that approximates their sharing ratios in the various distribution levels for cash from operations and equally on a per unit basis between the i-units and the common and Class B units.

     In liquidation, any loss generally will be allocated to the general partner and the owners of common units, Class B units and i-units:

          o first, to the owners of common units and Class B units until the capital account of each common unit and Class B unit equals the capital account of each i-unit or, if the capital account of an i-unit is greater than the capital account of a common unit, to the owners of i-units until the capital account of each i-unit equals the capital account of each common unit;

          o second, in proportion to the positive balances in the partners' capital accounts until all the balances are reduced to zero; and

          o    thereafter, to the general partner.

ITEM 2. EXHIBITS.

EXHIBIT NUMBER                 DESCRIPTION OF EXHIBIT
--------------                 ----------------------
     4.1          Third Amended and Restated Agreement of Limited Partnership of
                  Kinder Morgan Energy Partners, L.P., incorporated by reference to Exhibit 3.1 of Kinder Morgan Energy Partners, L.P.
                  Quarterly Report on Form 10-Q for the quarter ended June 30,
                  2001 (Commission File No. 1-11234).

     4.2          Specimen Certificate evidencing Common Units representing
                  Limited Partner Interests, incorporated by reference to
                  Exhibit 4.1 of Kinder Morgan Energy Partners, L.P.
                  Registration Statement on Form S-4 (Registration No.
                  333-44519).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 7th day of March, 2002.


                                        KINDER MORGAN ENERGY PARTNERS, L.P.

                                        By:   Kinder Morgan G.P., Inc.,
                                              its general partner

                                              By:   Kinder Morgan Management,
                                                    LLC, its delegate


                                              By:   /s/ C. Park Shaper
                                                    ----------------------------
                                                    C. Park Shaper,
                                                    Vice President, Treasurer
                                                    and Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT NUMBER                 DESCRIPTION OF EXHIBIT
--------------                 ----------------------
     4.1          Third Amended and Restated Agreement of Limited Partnership of
                  Kinder Morgan Energy Partners, L.P., incorporated by reference to Exhibit 3.1 of Kinder Morgan Energy Partners, L.P.
                  Quarterly Report on Form 10-Q for the quarter ended June 30,
                  2001 (Commission File No. 1-11234).

     4.2          Specimen Certificate evidencing Common Units representing
                  Limited Partner Interests, incorporated by reference to
                  Exhibit 4.1 of Kinder Morgan Energy Partners, L.P.
                  Registration Statement on Form S-4 (Registration No.
                  333-44519).